

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2014

<u>Via E-mail</u>
Dorothy Scaringe
Chief Executive Officer
Dinoco Oil, Inc.
1100 NW Loop 410
Suite 700-134
San Antonio, TX 78213

> **Re: Dinoco Oil, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 15, 2014**
> **File No. 333-198730**

Dear Ms. Scaringe:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1 Filed September 15, 2014</u>

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that "Dinoco" is the name of a fictional oil company in the Disney / Pixar film series *Toy Story* and *Cars*, and that Disney's Dinoco uses a logo with an image of a dinosaur. Please explain what consideration you have given to your ability to use the name "Dinoco" and a logo with a dinosaur, from the perspective of trademark or other intellectual property rights. Refer to Item 101(h)(vii) of Regulation S-K.

Prospectus Cover Page, page 1

3. Please state that the Class B shares to be sold carry no voting rights.

Risk Factors, page 7

The production and producing life of wells is uncertain, page 20

4. We note your statements "We do not own any interests in any oil and gas leases or properties." and "The proceeds from this offering will allow us to acquire one oil and gas lease and drill one well thereon." However, we also note from page 3 that you have obtained two leases referred to as the Jacks A/C Lease and the Jacks B lease covering a total of 160 acres in Young County, Texas. We note a similar issue in the risk factor "Drilling exploratory wells is riskier than drilling developmental wells" on page 19. Please clarify the inconsistent disclosures.

There is no existing market for our common stock …, page 22

5. We note your statement that "[t]he initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters …." Please explain or delete this statement in view of your statements elsewhere in the filing that the offering will be self-underwritten.

Use of Proceeds, page 24

6. We note that you intend to use the offering proceeds "to obtain an operating bond to begin extracting oil from the existing shut-in wells on the Jacks lease . . ." Please disaggregate your description of "[e]xploration, geology, seismic & drilling" to disclose the amount you expect to spend "to begin extracting oil from the existing shut-in wells on the Jacks lease."

7. Describe in more detail the nature of the marketing activities that you would carry out using the proceeds of this offering.

Management's Discussion and Analysis, page 25

Overview, page 25

8.   We note your intent to "acquire existing oil and gas production." If correct, revise to indicate that you are referring to "producing properties" rather than actual "production."

9.   Clarify whether it is your intent to acquire producing properties that you will operate yourself or to acquire interests in such properties. If the latter, indicate the nature of the interests that you will seek.

10.   Please disclose the amount of funds that will be required to obtain an operating bond and to begin drilling and completing shallow wells on the Jacks Lease. Further, briefly outline the proposed timeline for the acquisition activities you disclose.

11.   Please describe further the "proprietary geosatellite technology" that will help you discover new fields. Specifically, describe how this technology will work.

Directors, Officers and Control Persons, page 27

12.   In accordance with Item 401(e) of Regulation S-K, please provide a more complete five-year biographical sketch for each executive officer and director. Ensure that you provide all employment and positions held during the past five years, without gaps or ambiguities as to time. Further, briefly discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that Ms. Scaringe and Mr. Lacome should serve as directors, in light of the registrant's business and structure.

13.   Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note that Mr. Maloy appears to still be involved with RSS, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 29

14.   Please present the tabular information required by Item 403 of Regulation S-K separately for each class of stock.

Summary Compensation Table, page 30

15.   Please provide your summary compensation table in the form prescribed by Item 402(n) of Regulation S-K. We note that several columns from the right side of the table, including the total column, are missing. Further, please include the value of the option awards granted to your Chief Operating Officer during 2014. With respect to such grant, please provide the narrative disclosure required by Item 402(o) of Regulation S-K.

16.   Please indicate here, on the signature page at page 42, and wherever else applicable that Ms. Scaringe is the Chairman of your Board of Directors.

Stock Option Grants, page 30

17.   Please clarify the class of your common stock options granted.

Recent Sales of Unregistered Securities, page 36

18.   For each sale of unregistered securities during the past three years, please disclose the class of shares, the form of consideration, and the aggregate offering price. See Item 701(a) and (c) of Regulation S-K.

Undertakings, page 39

19.   Please remove the undertaking set forth in paragraphs 4.v through vii as they do not comply with the undertakings set forth in Item 512 of Regulation S-K.

Exhibits

20.   Please ensure that you file all material contracts required by Item 601(b)(10) of Regulation S-K. For example, we note that you have not filed the following, nor have you listed them in your exhibit index:

- the employment agreement with your Chief Operating Officer,
- the agreement with your Chief Operating Officer concerning "proprietary geosatellite technology" that you reference on page 25; and
- award agreements relating to the equity compensation grants that you describe on page 30.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, or Lily Dang, Staff Accountant, at (202) 551-3867, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Joseph K. Lacome, Esq.